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NEWS RELEASE

                                          [MACKENZIE PARTNERS, INC. LETTERHEAD]


Contact:  Mark H. Harnett
          MacKenzie Partners, Inc.
          (212) 929-5877

                   INVACARE SEEKING COURT ORDER COMPELLING
            HEALTHDYNE TECHNOLOGIES TO HOLD SHAREHOLDERS MEETING

ELYRIA, OHIO--(April 8, 1997)--Invacare Corporation (NASDAQ/NMS:IVCR) announced that it is seeking a court order to compel Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) to hold its 1997 Annual Meeting of Shareholders as promptly as possible and in any event by June 30, 1997.

A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said "Healthdyne's failure to schedule its annual meeting is yet another attempt to prevent its shareholders from exercising their rights to elect directors of their own choosing. Healthdyne's last two annual meetings were in May and April. Yet they have not taken any of the public actions, such as announcing meeting and record dates, sending out broker search cards and filing preliminary proxy materials, necessary to hold the 1997 meeting consistent with that timetable, and have refused to publicly disclose when they intend to hold the annual meeting. Indeed, the only actions the Healthdyne directors have taken so far with respect to the 1997 annual meeting have been attempts to end-run their own shareholders by a failed legislative effort to abolish shareholders' rights to elect a full board and by deletion of a by-law provision requiring annual meetings to be held on the fourth Tuesday in April unless otherwise scheduled."

"We are perplexed that Parker H. Petit, Healthdyne's Chairman, thinks that our demands that Healthdyne hold its meeting in accordance with Georgia law and past practices will deny Healthdyne's shareholders an oppotunity to make an informed decision with respect to our premium tender offer. There is no question that Healthdyne's first-quarter earnings, about which we have already expressed concern, will be available prior to the annual meeting, and Mr. Petit is free to make any other disclosures he thinks will support his rejection of our premium offer consistent, of course, with his fiduciary duties."

"Unless Mr. Petit believes that he is entitled to delay a shareholders meeting until some unspecified time more than six months after Healthdyne's year-end when he decides the company has finally demonstrated 'progress', we cannot understand his objection to scheduling and holding the annual meeting promptly. Perhaps he is concerned that shareholders at the annual meeting will ask why Healthdyne missed Wall Street estimates for eight consecutive quarters, why Healthdyne's 1996 earnings dropped from 1995 levels, and why Mr. Petit disposed of approximately one-third of his Healthdyne stock in May and June while the stock was trading near its 1996 highs and shortly before its precipitous decline.

"In any case, we believe that Healthdyne and its Board of Directors are required by Georgia law, their fiduciary duties and their own by-laws to hold the annual meeting promptly and not later than June 30, 1997, and intend to take all actions necessary to cause them to do so."

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As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance by-law amendments for consideration by shareholders at the annual meeting. Invacare's $13.50 per share tender offer for all outstanding shares of common stock of Healthdyne is currently scheduled to expire at 6:00 p.m. on Monday, April 28, 1997, unless extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997.

                                    # # #

                           PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operation Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Glangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc. ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Inveacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Scheudle 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).